                                                                      Exhibit 21


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - X
CHESAPEAKE                                              }
CORPORATION and                                         )
SHEFFIELD, INC.,                                        )
                                                        )
                           Plaintiffs,                  )
                                                        )
         v.                                             )
                                                        )      No. 17626 NC
MARC P. SHORE, HOWARD M.                                )
LIEBMAN, ANDREW N. SHORE,                               )
LEONARD J. VEREBAY, VIRGINIA A.                         )
KAMSKY, SHARON R. FAIRLEY,                              )
R. TIMOTHY O'DONNELL, KEVIN J.                          )
BANNON, WILLIAM P. WEIDNER                              )
and SHOREWOOD PACKAGING                                 )
CORPORATION,                                            )
                                                        )
                           Defendants.                  )
- - - - - - - - - - - - - - - - - - - - - - - - - - - - X

                          ANSWER, AFFIRMATIVE DEFENSES
                         AND COUNTERCLAIMS OF DEFENDANTS

                           Defendants Marc P. Shore, Howard M. Liebman, Andrew
N. Shore, Leonard J. Verebay, Virginia A. Kamsky, Sharon R. Fairley, R. Timothy O' Donnell, Kevin J. Bannon, William P. Weidner (collectively, the "Director Defendants") and Shorewood Packaging Corporation ("Shorewood" or the "Company," together with the Director Defendants, the "Defendants"), by their undersigned counsel, answer Plaintiffs' Complaint ("Complaint") in accordance with the numbered paragraphs thereof as follows:

                              NATURE OF THE ACTION

                  1. Admitted in part and denied in part. Admitted that on December 3,

1999, Plaintiffs commenced a tender offer for Shorewood's common stock at $17.25 per share (the "Tender Offer"). The remaining allegations are denied.

                  2. Admitted in part and denied in part. Admitted that Plaintiffs propose to acquire all of the outstanding shares of Shorewood stock in a two-step transaction of which the Tender Offer is the first step. Defendants are without knowledge or information sufficient to form a belief as to Plaintiffs' alleged intentions and anticipations and those allegations are therefore denied.

                  3. Admitted in part and denied in part. Denied that the candidates Chesapeake proposes to nominate for election to the Shorewood Board of Directors are "independent." The remaining allegations are admitted.

                  4.       Admitted.

                  5. Admitted in part and denied in part. Admitted that following the Chesapeake Proposal, the Director Defendants amended the Shorewood Bylaws ("Bylaws"). Article X speaks for itself and Plaintiffs' incomplete and misleading characterization thereof is therefore denied. The remaining allegations are also denied.

                  6. Denied. To the extent the allegations state legal conclusions, no response is required.

                  7. Admitted in part and denied in part. Admitted that this action seeks declaratory and injunctive relief. Plaintiffs' characterizations of their claims and the bases therefor are denied.

                                   THE PARTIES

                  8. Admitted in part and denied in part. Denied that the percentage of shares of Shorewood's common stock beneficially owned by Chesapeake is 14.9%. The remaining allegations are admitted.

                  9. Admitted in part and denied in part. Admitted that Plaintiff Purchaser is a corporation incorporated under the laws of the State of Delaware. Defendants are without knowledge or information sufficient to form a belief as to the remaining allegations and they are therefore denied.

                  10. Admitted in part and denied in part. Admitted that Mr. Shore is the Chairman and Chief Executive Officer of Shorewood and the son of Paul B. Shore, the founder of the Company. The remaining allegations are denied as incomplete and misleading. By way of further response, Defendants state that on December 16, 1999, Shorewood filed with the SEC its Schedule 14D-9 ("Schedule 14D-9") setting forth Mr. Shore's compensation and ownership of Shorewood common stock. Defendants respectfully refer to Schedule 14D-9 for the complete terms thereof. The allegations relating to Mr. Shore's "control" and "deemed" holdings are denied as legal conclusions. The allegations relating to the Company's share price and investment returns are denied as incomplete and misleading. By way of further response, Defendants state that as of December 15, 1999, the 52-week high for the market price of the Company's shares was $20.625.

                  11. Admitted in part and denied in part. Admitted that Howard
M. Liebman is President, Chief Financial Officer and a director of Shorewood. The remaining allegations are denied as incomplete and misleading. By way of further response, Defendants respectfully refer to Schedule 14D-9 for the complete terms of Mr. Liebman's compensation and ownership of Shorewood common stock.

                  12.      Admitted.

                  13.      Admitted.

                  14.      Admitted.

                  15. Admitted in part and denied in part. Admitted that Mr. O'Donnell is a director of Shorewood and the President and principal stockholder of Jefferson

Capital Group, Ltd. ("Jefferson Capital"), an investment banking firm. Admitted that Jefferson Capital has served as an investment advisor to the Company on various matters and that in connection with investment advisory services rendered by Jefferson Capital, the Company, in November 1998, paid Jefferson Capital a fee of approximately $1,300,000 and granted Jefferson Capital a warrant to purchase 50,000 shares of Shorewood common stock at an exercise price of $16 per share, exercisable upon grant. The remaining allegations are denied.

                  16. Admitted in part and denied in part. Admitted that Mr. Bannon is a director of Shorewood and an Executive Vice President of Bank of New York, a participant in the Company's lending syndicate. Admitted that at the end of fiscal year 1999, the Company had aggregate borrowings from the Bank of New York in the amount of $25,039,500. Admitted that the Bank of New York acts as the Company's transfer agent. The remaining allegations are denied.

                  17.      Admitted.

                  18.      Admitted.

                                   BACKGROUND

                  19. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations and they are therefore denied.

                  20. Admitted in part and denied in part. Denied that the discussions took place "[a]s part of" the Field Acquisition. The remaining allegations are admitted.

                  21. Denied, except Defendants admit that on October 26, 1999, Mr. Shore called Mr. Johnson and proposed an acquisition of Chesapeake by Shorewood; that on October 26, 1999, Mr. Shore wrote to Mr. Johnson outlining the terms of a potential acquisition; and that on October 29, 1999, Mr. Johnson informed Mr. Shore that

Chesapeake was not for sale.

                  22. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations and they are therefore denied.

                  23. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations and they are therefore denied.

                  24. Denied as stated. Admitted that on November 10, 1999, Mr. Johnson met with Mr. Shore to communicate the Chesapeake Board's decision regarding the Shorewood Proposal and to present the Chesapeake Proposal. The letter outlining the Chesapeake Proposal speaks for itself and Plaintiffs' incomplete characterization thereof is therefore denied.

                  25. Denied, except Defendants admit that Mr. Shore stated that he would communicate the Chesapeake Proposal to the Shorewood Board.

                  26. Admitted in part and denied in part. Admitted that on November 18, 1999, Mr. Shore delivered a letter to Mr. Johnson by facsimile in response to the Chesapeake Proposal. The letter speaks for itself and Plaintiffs' incomplete characterization thereof is therefore denied. The remaining allegations are also denied.

                  27. Denied, except Defendants admit that on November 18, 1999, Shorewood issued a press release. The November 18, 1999 press release and letter speak for themselves and Plaintiffs' incomplete and misleading characterization of them is denied.

                  28.      Admitted.

                  29. Admitted in part and denied in part. Admitted that on November 22, 1999, Mr. Johnson sent a letter to the members of the Shorewood Board and that Shorewood did not respond immediately to this letter. The letter speaks for itself and Plaintiffs' incomplete and misleading characterization thereof is denied.

                  30.      Admitted.

                  31. Admitted in part and denied in part. Admitted that on November 29, 1999, Chesapeake and Shorewood issued press releases. The press releases speak for themselves and Plaintiffs' incomplete and misleading characterization of them is denied.

                  32. Admitted in part and denied in part. Admitted that on December 3, 1999, Plaintiffs commenced the Tender Offer. Plaintiffs' characterization of the terms and effect of the Tender Offer is denied as incomplete and misleading. The remaining allegations are also denied.

                  33.      Admitted.

                  34. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations and they are therefore denied.

                  35. Admitted in part and denied in part. The first two sentences of Paragraph 35 of the Complaint are admitted. Plaintiffs' characterization of Shorewood's disclosure documents is denied as incomplete and misleading. The remaining allegations are also denied.

                  36. Denied. Plaintiffs' characterization of Shorewood's Old Bylaws and Bylaw Amendments is denied as incomplete and misleading. The remaining allegations are also denied.

                  37. Denied. Plaintiffs' characterization of Shorewood's Old Bylaws and Bylaw Amendments is denied as incomplete and misleading. The remaining allegations are also denied.

                  38. Denied, except Defendants admit that 8 Del. C. Section 228(a) contains the text quoted in Paragraph 38 of the Complaint.

                  39. Admitted in part and denied in part. Admitted that Article NINTH of the Charter contains the text quoted in Paragraph 39 of the Complaint. The remaining allegations are denied. To the extent the allegations state legal conclusions, no response is required.

                  40. Admitted in part and denied in part. Admitted that Article IX, Section 1 of the Old Bylaws contains the text quoted in Paragraph 40 of the Complaint. The remaining allegations are denied. To the extent the allegations state legal conclusions, no response is required.

                  41. Denied. Plaintiffs' incomplete and misleading characterization of the Bylaw Amendments is denied. The remaining allegations are also denied. To the extent the allegations state legal conclusions, no response is required.

                  42. Admitted in part and denied in part. Admitted that the Bylaw Amendments contain the text quoted in Paragraph 42 of the Complaint. Plaintiffs' incomplete and misleading characterization of the Old Bylaws and the Bylaw Amendments is denied. The remaining allegations are also denied. To the extent the allegations state legal conclusions, no response is required.

                  43. Denied. Plaintiffs' incomplete and misleading characterization of the Bylaw Amendments is denied. The remaining allegations are also denied. To the extent the allegations state legal conclusions, no response is required.

                  44.      Denied.

                  45.      Denied.

                  46.      Denied.

                  47. Denied. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegation concerning Chesapeake's belief. The remaining allegations are denied. To the extent the allegations state legal conclusions, no response is required.

                  48.      Denied.

                  49. Denied. To the extent the allegations state legal conclusions, no response is required.

                  50. Denied. To the extent the allegations state legal conclusions, no response is required.

                  51. Denied. To the extent the allegations state legal conclusions, no response is required.

                                     COUNT I

                  52. Defendants repeat and reassert their responses to Paragraphs 1 through 51 of the Complaint as if fully set forth herein.

                  53. The allegations state legal conclusions to which no response is required.

                  54. Denied. To the extent the allegations state legal conclusions, no response is required.

                  55. Denied. To the extent the allegations state legal conclusions, no response is required.

                  56. Denied. To the extent the allegations state legal conclusions, no response is required.

                                    COUNT II

                  57. Defendants repeat and reassert their responses to Paragraphs 1 through 56 of the Complaint as if fully set forth herein.

                  58. The allegations state legal conclusions to which no response is required.

                  59. Denied. To the extent the allegations state legal conclusions, no response is required.

                  60. Denied. To the extent the allegations state legal conclusions, no response is required.

                  61. Denied. To the extent the allegations state legal conclusions, no response is required.

                  62. Denied. To the extent the allegations state legal conclusions, no response is required.

                  63. Denied. To the extent the allegations state legal conclusions, no response is required.

                                    COUNT III

                  64. Defendants repeat and reassert their responses to Paragraphs 1 through 63 of the Complaint as if fully set forth herein.

                  65. The allegations state legal conclusions to which no response is required.

                  66.      Denied.

                  67.      Denied.

                  68. The allegations state legal conclusions to which no response is required.

                  69. Denied. To the extent the allegations state legal conclusions, no response is required.

                                    COUNT IV

                  70. Defendants repeat and reassert their responses to Paragraphs 1 through 69 of the Complaint as if fully set forth herein.

                  71. Denied, except Defendants admit that Section 109(a) of the Delaware General Corporation Law ("DGCL") contains the text quoted in Paragraph 71 of the Complaint.

                  72. Denied. To the extent the allegations state legal conclusions, no response is required.

                  73. Denied, except Defendants admit that Article NINTH of the

Charter contains the text quoted in Paragraph 73 of the Complaint. To the extent the allegations state legal conclusions, no response is required.

                  74. Denied. To the extent the allegations state legal conclusions, no response is required.

                  75. Denied. To the extent the allegations state legal conclusions, no response is required.

                                     COUNT V

                  76. Defendants repeat and reassert their responses to Paragraphs 1 through 75 of the Complaint as if fully set forth herein.

                  77. The allegations state legal conclusions to which no response is required.

                  78. Denied. To the extent the allegations state legal conclusions, no response is required.

                  79. Denied. To the extent the allegations state legal conclusions, no response is required.

                  80. Denied. To the extent the allegations state legal conclusions, no response is required.

                                    COUNT VI

                  81. Defendants repeat and reassert their responses to Paragraphs 1 through 80 of the Complaint as if fully set forth herein.

                  82. The allegations state legal conclusions to which no response is required.

                  83. The allegations state legal conclusions to which no response is required.

                  84. Denied. To the extent the allegations state legal conclusions, no response is required.

                  85. Denied. To the extent the allegations state legal conclusions, no response is required.

                  86. Denied. To the extent the allegations state legal conclusions, no response is required.

                                    COUNT VII

                  87. Defendants repeat and reassert their responses to Paragraphs 1 through 86 of the Complaint as if fully set forth herein.

                  88. The allegations state legal conclusions to which no response is required.

                  89.      Denied.

                  90. The allegations state legal conclusions to which no response is required.

                  91. Denied. To the extent the allegations state legal conclusions, no response is required.

                                   COUNT VIII

                  92. Defendants repeat and reassert their responses to Paragraphs 1 through 91 of the Complaint as if fully set forth herein.

                  93. The allegations state legal conclusions to which no response is required.

                  94. The allegations state legal conclusions to which no response is required.

                  95. The allegations state legal conclusions to which no response is required.

                  96. Denied. To the extent the allegations state legal conclusions, no response is required.

                  WHEREFORE, Defendants respectfully request that this Court enter judgment in their favor and against Plaintiffs.

     COUNTERCLAIMS FOR DECLARATORY AND INJUNCTIVE RELIEF

                  Defendant-Counterclaim Plaintiff Shorewood, upon knowledge as to itself and upon information and belief as to all other matters, alleges for its Counterclaims for Declaratory and Injunctive Relief as follows:

                  THE STOCK PURCHASE AGREEMENT WITH ARIEL MAKES
            PLAINTIFFS AN "INTERESTED STOCKHOLDER" UNDER SECTION 203

                  97. Shorewood incorporates as if fully set forth herein its above responses and objections to the Complaint, including definitions.

                  98. Ariel Capital Management, Inc. ("Ariel"), a third party, is a registered investment adviser whose clients beneficially own approximately
5.6 million shares of Shorewood common stock, representing in excess of 20% of the total Shorewood outstanding common stock. In their Preliminary Consent Statement filed with the SEC on December 3, 1999 ("Consent Statement"), Plaintiffs admit that Ariel's position amounts to 20.28% of the outstanding shares of Shorewood common stock.

                  99. Ariel admitted in its Schedule 13G statement filed with the SEC on July 8, 1999 that it held "sole voting power" with respect to 5,524,972 shares of Shorewood common stock held by its clients. (See Exhibit A)

                  100. On December 8, 1999, Ariel amended its short-form
Schedule 13G, disclosing the existence of the Stock Purchase Agreement and its holding of "sole voting power" with respect to 5,518,982 shares of Shorewood common stock held by its clients. (See Exhibit B)

                  101. Through a Stock Purchase Agreement entered into on November 26, 1999 (Exhibit C), Ariel effectively ceded that voting power - over more than 20% of Shorewood's common stock - to Plaintiffs. As a result, Plaintiffs and their affiliates have become both an "interested stockholder" and "associate" of Shorewood within the meaning of Section 203 of the Delaware General Corporation Law ("Section 203").

                  102. The Stock Purchase Agreement is designed and intended to lock up more than 20% of Shorewood's common stock to vote at Plaintiffs' direction. The Stock Purchase Agreement obligates Ariel to "use its best efforts as an investment adviser to exercise its discretionary authority to cause Ariel's Clients to transfer, assign and convey" Shorewood common stock to Plaintiffs and also to cause Ariel's clients to "execute proxies or written consents in the form solicited by [Plaintiffs] or any of their affiliates in any proxy or written consent solicitation" commenced in connection with a tender offer by the Plaintiffs. Because Ariel has "sole voting power" over virtually all the shares owned by its clients, these provisions guarantee that more than 20% of Shorewood's common stock will be voted as Plaintiffs direct.

                  103. Although Plaintiffs and Ariel drafted the Stock Purchase Agreement to create the appearance of being in compliance with Section 203 (by purporting to limit the transaction to 4,106,440 shares - or 14.9% of Shorewood's outstanding shares), this attempt to elevate form over substance fails: the unambiguous terms of the agreement give Plaintiffs voting control over more than 20% of the outstanding shares.

                  104. On the surface, the Stock Purchase Agreement purports to obligate Ariel to sell only 14.9% of Shorewood's outstanding shares. Moreover, section 1(c) of the Stock Purchase Agreement provides that the number of "Purchased Shares" shall be reduced, if necessary, to "one Share less than the number of Shares that, if purchased, would cause [Plaintiffs] to be deemed . . . an 'interested stockholder' within the meaning of Section 203."

                  105. However, whereas the Stock Purchase Agreement expressly limits the number of shares that Ariel must sell or tender to 14.9% of Shorewood's outstanding shares, it places no limit on the number of shares as to which Ariel must vote at Plaintiffs' direction. Specifically, section 1(d) of the Stock Purchase Agreement provides that if Plaintiffs or any of their affiliate commence a tender offer for Shorewood shares:

         then Ariel agrees to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's Clients to: (i) tender the Purchased Shares in such tender offer; and (ii) execute proxies or written consents in the form solicited by Buyer or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

Unlike subpart (i) of section 1(d), which focuses on "Purchased Shares", subpart
(ii) contains no such limitation. In essence, Plaintiffs have contracted for the right to direct the vote of all of the Shorewood shares - more than 20% of the outstanding - held by Ariel's clients, and have thereby become both an "interested stockholder" and an "associate" of Shorewood within the meaning of
Section 203.

                  106. Even apart from section 1(d)'s unambiguous language, other terms of the Stock Purchase Agreement also make clear that Plaintiffs and Ariel have an agreement, arrangement and understanding for the purpose of voting all 5.6 million shares held by Ariel's clients.

                  107. Plaintiffs and Ariel know that Shorewood's stock is worth far more than the nominal purchase price under the Stock Purchase Agreement of $17.25 per share. For instance, on December 6, 1999, Ariel's director of research was quoted in The Daily Deal as stating that "[i]f Shorewood is sold it'll fetch a price in the mid-$20 area." Thus, in an attempt to put Shorewood "in play" while at the same time purporting to comply with Section 203, Plaintiffs and Ariel devised a contractual structure that would permit them to give Ariel the potential benefit of bids higher than $17.25 and ensure that Ariel would vote all of its shares in favor of Plaintiffs' consent solicitation.

                  108. Specifically, section 2 of the Stock Purchase Agreement includes provisions that create a powerful "carrot-and-stick" to make sure that Ariel votes all of its clients' shares in accordance with Plaintiffs' wishes (even assuming section 1(d) gave it any choice in that regard - which it does not). Section 2 provides that Plaintiffs will increase the consideration to Ariel for the Purchased Shares if they make a tender offer at a price higher than $17.25 per share - but only if Plaintiffs are successful in acquiring a majority of Shorewood's outstanding shares or if a third party acquires a majority of Shorewood's shares.

                  109. In essence, Plaintiffs have agreed to pay Ariel a multi-million dollar "bonus" if Ariel succeeds in delivering Shorewood (not just 14.9% of its shares) into their hands. That bargained-for exchange is tantamount to an agreement for the purpose of voting all 5.6 million of Ariel's shares within the meaning of Section 203. Plaintiffs' strategy - locking up more than 20% of Shorewood's outstanding shares to vote in their favor, while nominally purchasing only 14.9% - is precisely the kind of abusive tactic that Section 203's broad language was designed to prevent.

                  110. If Plaintiffs increase the price of their inadequate Tender Offer - as they surely must if they are serious about acquiring Shorewood
- and Shorewood pursues any strategic course other than a sale to a third party, then Ariel (strongly incentivized by the terms of the Stock Purchase Agreement) will vote all of its clients' shares in Plaintiffs' favor regardless of its evaluation of Shorewood's strategic plan. In those circumstances, even if Ariel determined that Shorewood's strategic plan had a higher value than Plaintiffs' revised offer, the incentives established in the Stock Purchase Agreement would still force it to vote all of its clients' shares in Plaintiffs' favor in order to try to avoid the loss of additional consideration on the 14.9% of Shorewood's shares it has promised to sell to Plaintiffs. Thus, by promising Ariel a "bonus" contingent upon an acquisition of Shorewood, Plaintiffs have locked in Ariel's full support
- with all of its shares - for Plaintiffs' efforts.

                  111. For example (and solely for purposes of illustration), assume Plaintiffs increase the tender offer price to $25 per Shorewood share and Shorewood proposes a responsive transaction (not involving a third party acquiring majority ownership) with a value of $30 per share. If Plaintiffs were successful, Ariel would receive $25 per share on all of its 5.6 million shares (or approximately $140 million in total). If Shorewood's responsive transaction is successful, Ariel would receive $30 per share on 1.5 million shares not purchased by Plaintiffs, but only $17.25 per share on the 4.1 million shares sold to Plaintiffs (or approximately $115.7 million in total). Since the blended consideration to Ariel on the higher Shorewood alternative is substantially less than $25, Ariel would be incentivized by the Stock Purchase Agreement to vote all shares for the lower $25 proposal.

                      THE SHOREWOOD BOARD IS PRECLUDED FROM
              APPROVING THE PROPOSED MERGER PURSUANT TO SECTION 203

                  112. On December 3, 1999, Chesapeake commenced a highly conditional, unsolicited Tender Offer for Shorewood's common stock at $17.25 per share. On the same day, Plaintiffs filed a Consent Statement with the SEC for purposes of soliciting written consents from Shorewood's stockholders to take certain actions without a stockholder meeting (the "Consent Solicitation"). Specifically, Plaintiffs have publicly stated that through the Tender Offer and/or the Consent Solicitation, they intend to remove the Shorewood Board without cause and replace it with Plaintiffs' designees, for the purpose of consummating a "business combination" (the "Proposed Acquisition"). In light of Plaintiffs' status as an "interested stockholder," the Shorewood Board, however constituted, would be precluded from approving the Proposed Acquisition under Section 203.

                  113. To prevent abusive takeover tactics, Section 203 will delay for three years a takeover of a Delaware corporation by an "interested stockholder" (as defined in the statute) unless the transaction has received prior approval of the Board or is otherwise exempted. Section 203 applies to any Delaware corporation that has not opted out of its coverage. Shorewood has not opted out of Section 203 coverage.

                  114. Section 203's provisions are broadly written to avoid circumvention of the statute's goals through the elevation of form over substance. Thus, Section 203 encompasses circumstances where, as here, a potential acquiror attempts to acquire an interest in more than 15% of the voting stock of a corporation without formally acquiring ownership or voting rights.

                  115. An "interested stockholder" under Section 203 is an entity that controls or owns more than 15% of the voting stock of a target corporation. In relevant part, Section 203(c)(5) broadly defines an "interested stockholder" as:

         any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. . . .

8 Del. C. Section 203(c)(5).

                  116. Section 203(c)(9) defines "Owner" broadly as follows:
         "Owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

                  (i)  beneficially owns such stock, directly or indirectly; or

                  (ii) Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

                  (iii) Has an agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. (emphasis added)

8 Del. C. Section 203(c)(9).

                  117. The terms "affiliate" and "associate" are defined in
Section 203(c)(1) and (2), respectively, as follows:

         "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

         "associate" . . . means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock. . . .

8 Del. C. Section 203(c)(1) and (2).

                  118. The Stock Purchase Agreement constitutes an "agreement, arrangement or understanding" within the meaning of Section 203.

                  119. Plaintiffs are and will continue to be an "interested stockholder" and an "associate" of Shorewood within the meaning of Section 203.

                  120. The Stock Purchase Agreement was not approved in advance by the Shorewood Board. Therefore, any action by the Shorewood Board (currently or during the statutorily applicable three-year time period in the future) purporting to render Section 203 inapplicable to the Proposed Acquisition would be ultra vires.

                           THE REMOVAL PROPOSALS ARE
                     INVALID UNDER SECTION 141 OF THE DGCL

                  121. The Consent Statement includes a proposal ("Proposal No. 1") to remove from the Shorewood Bylaws the provision establishing a classified board of directors and to require the annual election of all directors. Specifically, Proposal No. 1 provides for the amendment of:

         Article III, Section 1 of the Amended and Restated By-Laws of the Company [Shorewood] (the "Amended Bylaws") to remove the provision establishing a staggered board of directors by deleting the second, third and fourth sentences of Article III, Section 1 and inserting in lieu thereof the sentence "Directors shall be elected annually to serve for one year terms" and amend Article III, Section 2 of the Amended Bylaws by deleting in the third sentence the phrase "at which directors of this class are to be elected...."

                  122. The Consent Statement also contains a proposal which provides for the removal without cause of the nine current members of the Shorewood Board ("Proposal No. 2").(1)


--------
(1) Together, Proposal No. 1 and Proposal No. 2 will be referred to hereinafter as the "Removal Proposals."

                  123. The Consent Statement also provides for the election of Plaintiffs' nominees to the Shorewood Board. ("Proposal No. 4") If the Plaintiffs' nominees are elected to the Shorewood Board pursuant to Proposal No. 4, they will consider approving the Tender Offer and Proposed Merger under
Section 203 of the DGCL in order to facilitate the prompt consummation of the Proposed Acquisition.

                  124. Section 141(d) of the DGCL provides, in pertinent part:
         (d) The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into one, two or three classes; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class one year thereafter; of the third class two years thereafter; and at each annual election held after such classification and election, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. . . .

8 Del. C. Section 141(d) (emphasis added).

                  125. As permitted by Section 141(d) of the DGCL, the Shorewood Bylaws currently provide that the Shorewood Board shall be divided into three classes elected to serve for staggered terms of three years.

                  126. In accordance with section 141(d) of the DGCL, the members of the classified Shorewood Board were elected "for a full term" of three years, except to the extent otherwise provided in Section 141(k). Subpart
(k)(i) of Section 141 provides, in relevant part:

         Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection
         (d) of this section, shareholders may effect such removal only for cause; *

8 Del. C. Section 141(k).

                  127. The Shorewood Certificate of Incorporation contains no provision authorizing the removal of directors of Shorewood's classified Board without cause. Accordingly, unless removed for cause, the directors of Shorewood are entitled to complete the terms in office for which they were duly elected by the stockholders of Shorewood.

                               DECLARATORY RELIEF

                  128. The Court may grant the declaratory relief sought herein pursuant to 10 Del C. Section 6501 et seq. There exists a substantial controversy among the parties as to whether (a) Plaintiffs are an "interested stockholder" of Shorewood within the scope of Section 203; (b) the Shorewood Board of Directors, as currently constituted or to be constituted in the future within the time period applicable under Section 203, is prohibited from taking any action rendering Section 203 inapplicable to the Proposed Acquisition; and
(c) the Removal Proposals are invalid under Section 141.

                  129. Determination of these issues will afford relief from uncertainty with respect to the rights, status and legal relations between the parties.

                  130. Shorewood has no adequate remedy at law.

                  WHEREFORE, Defendants respectfully request that the Court enter a judgment in their favor and against Plaintiffs,

                  A. declaring that Plaintiffs are (i) an "interested stockholder" and "associate" of Shorewood within the meaning of Section 203, and
(ii) will remain an "interested stockholder" and "associate" of Shorewood during the entire time period proscribed by Section 203;

                  B. declaring that the failure of the Shorewood Board of Directors (as currently constituted or to be constituted in the future within the time period proscribed by Section 203) from taking any action rendering
Section 203 inapplicable to the Proposed Acquisition does not constitute a breach of fiduciary duty;

                  C. declaring that the Removal Proposals are invalid under Section

141;

                  D. preliminarily and permanently enjoining Plaintiffs, their affiliates and all others acting in concert with them from taking any action in furtherance of the Removal Proposals; and

                  E. granting such further relief as the Court deems just and proper.

                                         SKADDEN, ARPS, SLATE,
                                         MEAGHER & FLOM LLP


                                         __________________________________
                                         Edward P. Welch
                                         Robert S. Saunders
                                         Martina Bernstein
                                         One Rodney Square
                                         Post Office Box 636
                                         Wilmington, Delaware  19899-0636
                                         Telephone: (302) 651-3000
                                         Facsimile: (302) 651-3001
                                         Counsel for Defendants

DATED:  December 16, 1999